NOSTRUM
                             Pharmaceuticals, Inc.
--------------------------------------------------------------------------------

  505 Thornall Street, Suite 304,    Tel: 732-635-0036     Fax: 732-635-0042
         Edison NJ 08837




January 3, 2007

By Email and Courier
--------------------

Ronald Howard Lane, Ph.D.
Chairman and Chief Executive Officer
Synovics Pharmaceuticals, Inc.
2575 East Camelback Road, Suite 450
Phoenix, Arizona 85016

Dear Dr. Lane:

         In view of your constructive termination of my position and responsibilities as Chief Scientific Officer of Synovics Pharmaceuticals, Inc. (the "Company"), I believe that I am left with no alternative but to resign as Chief Scientific Officer of the Company. I vigorously protest your highly improper conduct designed, no doubt with the approval of your fellow Board members, to disparage and marginalize me before the employees of the Company and its subsidiaries as well as many institutional investors in the pharmaceutical industry to whom you and your agents and representatives have defamed me, my related companies and my substantial contribution to the growth of the Company over the past 2-1/2 years.

         I further object to your destruction of the Company's research and development function regarding generic and 505(b)(2) products; your decision to eliminate my having any role in the Company's research and development function; your direction to employees of the Company or its subsidiaries that they should not communicate with me regarding the research and development of pharmaceutical products; the termination of key employees who were critical to the prosecution of the Company's drug development program; your refusal to pay my salary; and your closing of the Company's New Jersey office where key employees in the research and development area and I maintained our offices.

         My resignation as the Company's Chief Scientific Officer is effective immediately. In doing so, I reserve all of my rights for payment of compensation, indemnification and expense reimbursement and for the destruction by you and the two other members of the Board of the Company's ability to pursue generic and 505(b)(2) product research and development.

         Notwithstanding  my resignation  as an officer of the Company,  Nostrum
Pharmaceuticals, Inc., product licensor to the Company and one of its subsidiaries, and I as its chief executive officer, stand ready, willing and able to perform all of Nostrum's obligations regarding product research and development pursuant to the terms of its license agreements with the Company and its subsidiary.


Very truly yours,



Nirmal Mulye, Ph.D.


cc:  Mr. Richard Feldheim (by Email)
     Mr. William McCormick (by Email)